UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.: 2)*

Tattooed Chef, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87663X102

(CUSIP Number)

June 7, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 87663X102	Page X of XX

1.	Names of Reporting Persons. UMB Capital Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,173,655(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,173,655(1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,173,655(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 3.9%(2)
12.	Type of Reporting Person CO

(1)	Represents shares of common stock beneficially owned by the Reporting Person as of the close of business on June 15, 2021.
(2)

The percentage is based on 81,400,199 shares of common stock of the Issuer outstanding as of March 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2021.

13G

CUSIP No. 87663X102

ITEM 1.

(a) Name of Issuer: Tattooed Chef, Inc.

(b) Address of Issuer’s Principal Executive Offices: 6305 Alondra Blvd., Paramount, CA 90723

ITEM 2.

(a) Name of Person Filing: UMB Capital Corporation

(b) Address of Principal Business Office, or if None, Residence: 1010 Grand Boulevard, Kansas City, MO 64106

(c) Citizenship: UMB Capital Corporation is a Missouri corporation

(d) Title of Class of Securities: Common Stock

(e) CUSIP Number: 87663X102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 3,173,655

(b) Percent of class: 3.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 3,173,655

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 3,173,655

(iv) Shared power to dispose or to direct the disposition of 0

This Amendment No. 2 constitutes an “exit filing.”

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 16, 2021
(Date)

UMB Capital Corporation:

By:	/s/ John C. Pauls
(Signature)

John Pauls, Secretary
(Name/Title)